Exhibit 2

Ciudad Autónoma de Buenos Aires, December 17, 2015

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

BOLSA DE COMERCIO DE BUENOS AIRES

Sarmiento 299

Ciudad A. de Buenos Aires

Present

Ref.: Relevant Fact- Announcement of General Ordinary and Extraordinary Shareholders’ Meeting for January 22, 2015.

Dear Sirs:

I am pleased to address you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”), in order to announce that the Company will hold a General Ordinary and Extraordinary Shareholders’ Meeting on January 22, 2015, at 10:00 a.m on first call and, in the event that the legally required quorum is not reached on first call, at 11:00 a.m. on second call only with respect to the General Ordinary Shareholders’ Meeting at the registered office, located at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1.      Appointment of shareholders to approve and sign the minutes of the Shareholders’ Meeting.

2.      Consideration of the extension of the term of the mandatory audit firm rotation, according to Resolution no. 639/2015 of the National Securities Commission (for consideration of this point the Meeting will be held as extraordinary).

3.      Consideration of the approval of the creation of a Global Corporate Bonds Program for up to US $ 500,000,000 (five hundred million US Dollars) (or its equivalent in other currencies) in the form of corporate bonds (simple, non-convertible into shares), (the “Corporate Bonds Program”) and the issuance under such program (simple, non-convertible into shares) up to the maximum amount of the Corporate Bonds Program outstanding at any time, to be issued in one or more classes and / or series.

4.      Consideration of (i) the delegation of all powers to the Board of Directors to determine all the terms and conditions of the Corporate Bonds Program (including, without limitation, time, price, form and terms of payment thereof, the destination of funds) and of the different classes and/or series of corporate bonds to be issued thereunder, and even changing the terms and conditions approved by the Shareholder´s Meeting, except the maximum amount approved by it, (ii) the authorization to the Board of Directors, without further approval by the Shareholder´s Meeting to (a) approve, celebrate, grant and/or execute any agreement, contract, document, instrument and/or title related the Corporate Bonds Program and/or the issuance of different classes and/or series of corporate bonds thereunder, (iii) the authorization to the Board of Directors to make any filings, and/or proceedings before the National Securities Commission and/or to the Stock Market of Buenos Aires, the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico or other stock exchange or markets, as determined by the Board of Directors or such persons authorized by the Board in connection with the Corporate Bonds Program and/or bonds issued under it, and (iv) to authorize the Board of Directors to sub-delegate in one or more of its members, and/or one or more persons that they consider, all the powers and authorizations referred to in items (i) through (iii) above of this point on the agenda.

5.      Grant of authorizations to carry out the proceedings and filings necessary to obtain the relevant registrations.

Best Regards,

Gerardo Carlos Paz
Responsible of Market Relations